NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2007 CANADIAN INCOME TAX INFORMATION

Calgary Alberta – February 25, 2008, (TSX – PMT.UN) The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2007 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2007 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their PET Units on distribution record dates in 2007 outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary, and received cash distributions for 2007, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions for 2007 from the transfer agent, Computershare Trust Company of Canada (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2007 cash distributions and is shown on a per Trust Unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated by PET in 2007 to the Unitholders must be reported by the Unitholders in their 2007 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income”, Box 26 on the T3 slips) with respect to record dates January 31, 2007 up to and including December 31, 2007 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment” (Box 42 on the T3 slips), with respect to record dates January 31, 2007 up to and including December 31, 2007. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is February 28, 2008.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2007 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 31, 2007 – December 31, 2007 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) Return of Capital

January 31, 2007	February 15, 2007	0.200	0.200	0.000
February 28, 2007	March 15, 2007	0.140	0.140	0.000
March 30, 2007	April 16, 2007	0.140	0.140	0.000
April 30, 2007	May 15, 2007	0.140	0.140	0.000
May 31, 2007	June 15, 2007	0.140	0.140	0.000
June 29, 2007	July 16, 2007	0.140	0.140	0.000
July 31, 2007	August 15, 2007	0.100	0.100	0.000
August 31, 2007	September 17, 2007	0.100	0.100	0.000
September 28, 2007	October 15, 2007	0.100	0.100	0.000
October 31, 2007	November 15, 2007	0.100	0.100	0.000
November 30, 2007	December 17, 2007	0.100	0.100	0.000
December 31, 2007	January 15, 2008	0.100	0.100	0.000

TOTAL PER UNIT		1.500	1.500	0.000

PET expects to release United States income tax information by February 29, 2008.

PET further advises that it expects its distributions to Unitholders to be 100 percent taxable for the foreseeable future in years following 2008.

Forward-looking information

This news release contains forward-looking information. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially and there is no guarantee by PET that actual results achieved will be the same as those forecast herein.

PET is a natural gas-focussed Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB, PMT.DB.A, PMT.DB.B, and PMT.DB.C. Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp, Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW, Calgary, AB  T2P 3H5

Telephone:  (403) 269-4400

Fax:  (403) 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.